

May 3, 2011

Chi Wu
President and Secretary
China Gate Acquisition Corp. 1
745 E. Valley Blvd. #326
San Gabriel, California 91776

> **Re:** **China Gate Acquisition Corp. 1**
> **Amendment No. 1 to Form 10-12G**
> **Filed April 21, 2011**
> **File No. 000-54175**

Dear Mr. Wu:

We have reviewed your amended filing and related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-12G

Properties, page 7

1.   Noting your response, please revise future filings to disclose, if true, that the company's address is a rented mailbox. If not, please revise to disclose, as applicable, Mr. Wu's address or the address where the equipment utilized, is located.

You may contact David Lin, attorney-advisor, at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc.   (facsimile only)
       David N. Feldman, Esq.
       Richardson & Patel LLP
       (212) 997-4242